Contact

www.linkedin.com/in/robertnblair (LinkedIn)

Top Skills

Product Marketing
Semiconductors
Strategy

Languages

English / Native (Full Professional)
German (Professional Working)

Patents

Co-inventor

Robert N. Blair, M.Inst.P, MIEEE.

BOD / Consultant.
San Jose, California, United States

Summary

* Over 35 years of global executive & operating experience - including CEO, CFO, General Manager, Sales, Mktg, Biz Dev, R/D in Technology related businesses.

* Providing Consulting Services .... Fees and/or Equity combination negotiable.

* Based in N. California, lived and worked in USA, UK, Germany, US & UK citizen.

Experience

Linqto, Inc.
BOD / Consultant
March 2017 - Present (6 years 9 months)
California, CA

www.linqto.com
''Private Investing Made Simple''.

SapientX Inc.
BOD Member
June 2020 - Present (3 years 6 months)
Silicon Valley, California, United States

www.sapientx.com

Keiretsu Forum / Australasia
Consulting Member
March 2018 - Present (5 years 9 months)
Silicon Valley | Australasia

www.keiretsuforum.com

Sapien (Ventures) Group Ltd

BOD Consultant, Silicon Valley
February 2017 - Present (6 years 10 months)
Sydney | Melbourne | Silicon Valley | Shanghai

Venture Capital FinTech Company based in Sydney Australia.

SLSI, Inc.
Consultant
April 2014 - Present (9 years 8 months)
Silicon Valley, California, United States

Advanced circuit design driven SCMOS(tm) IP technology.

Silicon Genesis at Stanford University Libraries
Co-Host - Audio / Video Interviews of Semiconductor Industry Pioneers
July 2012 - Present (11 years 5 months)
Silicon Valley

In the late 1980s, Rob Walker, a Berkeley Electrical Engineer and an LSI Logic co-Founder decided to assemble an audio / video library of personal interviews with the visionaries of the semiconductor industry, in order to memorialize their personal stories of their technology innovations and business accomplishments that literally changed the world for ever, .
He decided to place these interviews at the Stanford University Libraries for all to view at will for educational and historical purposes. These interviews can be freely viewed at:

http://silicongenesis.stanford.edu/complete_listing.html

Due to declining health in 2012, Rob was unable to continue with active interviewing.
He asked me if I would continue to host the program for as long as possible - and I agreed.
Rob unfortunately passed in 2016, and his vision and legacy lives on here at Silicon Genesis.

CoreMobile, Inc.
Consultant / Advisor to the CEO
2012 - Present (11 years)
Silicon Valley, CA

Real Time Critical Information Mobile SaaS platform for Medical Professionals.

RNB International
Founder & Owner

1993 - Present (30 years)
Silicon Valley, California, United States

Technology and Business Consulting Services to high tech companies.

Email: RNB333@LIVE.COM

Mobile: (+1) 408-221-5244 ..... Pacific Standard Time.

Mobi33 Inc.
Prior Board Member
2007 - 2011 (4 years)
Silicon Valley

Mobile Phone SaaS advertising platform.

NewCardio Inc.
Prior Board Member
2004 - 2011 (7 years)
Silicon Valley

NewCardio Inc. [NWCI.OB] was a public medical device company providing Cardiac ECG products and services.

VivoMedical Inc.
Prior Co-Founder, Chairman & CEO
2000 - 2006 (6 years)
Silicon Valley

Medical device for the non-invasive measurement of blood glucose for type 1 and type 2 diabetes

Monterey Design Systems Inc.
Prior EVP
1997 - 1999 (2 years)
Silicon Valley

Electronic Design Automation (EDA) for Integrated Ciruit Design

CrossPoint Solutions Inc.
Prior President & CEO
1995 - 1997 (2 years)
Silicon Valley

High Performance Field Programmable Gate Arrays (FPGA).

LSI Logic Europe Ltd
Prior CEO & Board Member
1981 - 1991 (10 years)

UK. Germany, Silicon Valley.

Pioneer/Leading Application Specific Integrated Circuit (ASIC) Supplier.

Fairchild Semiconductor Ltd.
Prior GM & VP Europe
July 1969 - March 1981 (11 years 9 months)
Germany, UK, Silicon Valley

Pioneering Semiconductor Company

Education

Anglia Ruskin University, UK.

Degree in Applied Physics, Applied Physics & Solid State Physics

The London Institute of Physics, UK.

M.Inst.P, Applied Physics